

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 23, 2008

<u>Via U.S. Mail and Facsimile</u>

Alexander Becker
Chief Executive Officer and Director
c/o Steven A. Sanders, Esq.
501 Madison Avenue
New York, New York 10022

> **Re:** **Manas Petroleum Corporation**
> **Registration Statement on Form SB-2 as amended on Form S-1**
> **Filed April 24, 2008**
> **File No. 333-147567**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 333-107002**
>
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 333-107002**

Dear Mr. Becker:

We have reviewed your amended filing and your response letter dated April 22, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have filed an amended 10-QSB which restates your financial statements for the first three quarters of 2007 and for the fiscal year 2006. We are still reviewing this filing and we may issue comments at a later date.

2. Please monitor your need to update your financial statements and auditor's consent.

3. We note that you restated certain information for 2006, as reflected in your Forms 8-K filed on February 14 and 15, 2008, and your amended Form 10-QSB filed on February 26, 2008. Please amend your Form 10-KSB for the year ended December 31, 2007, to mark all of the financial statement columns for 2006 as "restated" and reflect them as such upon amending your Form S-1.

4. We note that you have filed your December 31, 2006 restatement financial statements in a Form 8-K (filed on April 17, 2007) instead of filing an amended Form 10-KSB. Reporting your restated financial statements in this manner does not meet your 1934 Act obligations and, therefore you are required to file an amended Form 10-KSB for the year ended December 31, 2006.

5. We note you amended your Form 10-QSB for the quarter ended September 30, 2007 to report restated financial statements. Please note that you must also amend your Form 10-QSB for the quarter ended June 30, 2007 if there was a material error in the interim financial statements included in the filing.

Form S-1

6. We note that the number of shares being offered for resale has increased since the last filing of your registration statement. Please tell us how and when the selling stockholders obtained these additional shares and the exemption relied upon for the issuance of the shares.

Directors, Executive Officers, Promoters and Control Persons, page 19

7. Please be sure to include the month and year during which each of your officers and directors served at their positions of occupation or employment during the past five years.

Description of Business, page 25

Albania, page 31

8. Remove the disclosures on page 44 where you quantify "prospective oil resources," "associated gas," "recoverable…oil" and other estimates that are not proved oil or gas reserves, as these other measures are not recognized by Rule 4-10 of Regulation S-X or Industry Guide 2.

Financial Statements

Note 9 – Related Party Disclosure, page F-13

9. We note your response to prior comment 10 and we reissue and clarify the comment. In our comment, we asked you to describe any remaining obligations or commitments that you assumed as part of the $4 million transaction with Santos International Holdings PTY Ltd. Tell us whether you are required to spend the $4 million on future exploration or development activity and, if so, why you have not treated this payment as a deferred liability rather than recording it primarily as a gain.

Signatures, page 128

10. Please also have you principal accounting officer sign the registration statement.

10-KSB for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 31

11. We note your disclosure that "management determined that [your] disclosure controls and procedures were not effective for the year ended December 31, 2006 and for the period from January 1 to September 30, 2007." Please clearly disclose when the material weaknesses first began and who identified the material weaknesses.

12. Please revise your disclosure to indicate the specific steps you took to remediate the material weaknesses, the dates of such corrective actions, the date at which you considered the remediation to be complete, and any associated material costs. In this regard, explain how you reached the conclusion that the material weaknesses have been remedied and that your disclosure controls and procedures are now effective.

13. We note your statement that "a system of disclosure controls and procedures (as well as a system of internal controls), no matter how well conceived and operated,

cannot provide absolute assurance that the objectives of the system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

14. We note the disclosure in your Form 10-KSB for the year ended December 31, 2007, that your disclosure controls and procedures are not effective at December 31, 2006, and at September 30, 2007, but that they were effective at December 31, 2007. We further note your disclosure that there were no material changes to your internal controls over financial reporting. Please explain to us how your disclosure controls and procedures were made effective, after having been ineffective, without also making changes to your internal controls over financial reporting.

15. Please provide the information required by Item 308T of Regulation S-B.

10-Q for the Quarter Ended March 31, 2008

16. You state that your Chief Executive Officer and Chief Financial Officer determined that there have been no "significant" changes to your internal control over financial reporting during the last fiscal quarter. Please clearly state whether there were <u>any</u> changes to your internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding the accounting comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Steven A. Sanders (212-826-9307)
         Sean Donahue